Filed Pursuant to Rule 424(b)(2)
Registration No. 333-277211
October 18, 2024
PRICING SUPPLEMENT
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Stock-Linked Underlying Supplement dated February 21, 2024)



HSBC USA Inc.

$540,000
Autocallable Contingent Income Notes

Linked to the Least Performing of the Equity Securities of Apple Inc., Amazon.com, Inc., Tesla, Inc., NVIDIA Corporation and Meta Platforms, Inc. (the "Reference Asset")

► Monthly Contingent Coupon payments at a rate of approximately 0.770833% (equivalent to 9.25% per annum), payable if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to 75.00% of its Initial Value

► Callable quarterly at the principal amount plus the applicable Contingent Coupon on any Call Observation Date on or after October 20, 2025 if the Official Closing Price of each Underlying is at or above its Call Threshold

► If the Notes are not called, at maturity you will receive your principal amount and if payable, the final Contingent Coupon

► Due October 23, 2029, if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is $950.10 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-4 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[(1)]	Proceeds to Issuer
Per Note	$1,000.00	$31.25	$968.75
Total	$540,000.00	$16,875.00	$523,125.00

[(1)] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.125% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



HSBC USA Inc.
Autocallable Contingent Income Notes

This document relates to a single offering of Autocallable Contingent Income Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Apple Inc. (Ticker: AAPL), the common stock of Amazon.com, Inc. (Ticker: AMZN), the common stock of Tesla, Inc. (Ticker: TSLA), the common stock of NVIDIA Corporation (Ticker: NVDA) and the Class A common stock of Meta Platforms, Inc. (Ticker: META) (each, an "Underlying" and together the "Underlyings").
Trade Date:	October 18, 2024
Pricing Date:	October 18, 2024
Original Issue Date:	October 23, 2024
Final Valuation Date:	October 18, 2029, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	October 23, 2029. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Observation Dates and Coupon Payment Dates:	

Observation Dates		Coupon Payment Dates	
November 20, 2024		November 25, 2024	
December 18, 2024		December 23, 2024	
January 17, 2025		January 23, 2025	
February 19, 2025		February 24, 2025	
March 19, 2025		March 24, 2025	
April 17, 2025		April 23, 2025	
May 20, 2025		May 23, 2025	
June 17, 2025		June 23, 2025	
July 18, 2025		July 23, 2025	
August 20, 2025		August 25, 2025	
September 18, 2025		September 23, 2025	
October 20, 2025	*	October 23, 2025	**
November 19, 2025		November 24, 2025	
December 18, 2025		December 23, 2025	
January 20, 2026	*	January 23, 2026	**
February 18, 2026		February 23, 2026	
March 18, 2026		March 23, 2026	
April 20, 2026	*	April 23, 2026	**
May 20, 2026		May 26, 2026	
June 17, 2026		June 23, 2026	
July 20, 2026	*	July 23, 2026	**
August 19, 2026		August 24, 2026	
September 18, 2026		September 23, 2026	
October 20, 2026	*	October 23, 2026	**
November 18, 2026		November 23, 2026	
December 18, 2026		December 23, 2026	
January 20, 2027	*	January 25, 2027	**
February 18, 2027		February 23, 2027	
March 18, 2027		March 23, 2027	
April 20, 2027	*	April 23, 2027	**
May 19, 2027		May 24, 2027	
June 17, 2027		June 23, 2027	

July 20, 2027	*	July 23, 2027	**
August 18, 2027		August 23, 2027	
September 20, 2027		September 23, 2027	
October 20, 2027	*	October 25, 2027	**
November 18, 2027		November 23, 2027	
December 20, 2027		December 23, 2027	
January 19, 2028	*	January 24, 2028	**
February 17, 2028		February 23, 2028	
March 20, 2028		March 23, 2028	
April 19, 2028	*	April 24, 2028	**
May 18, 2028		May 23, 2028	
June 20, 2028		June 23, 2028	
July 19, 2028	*	July 24, 2028	**
August 18, 2028		August 23, 2028	
September 20, 2028		September 25, 2028	
October 18, 2028	*	October 23, 2028	**
November 20, 2028		November 24, 2028	
December 20, 2028		December 26, 2028	
January 18, 2029	*	January 23, 2029	**
February 20, 2029		February 23, 2029	
March 20, 2029		March 23, 2029	
April 18, 2029	*	April 23, 2029	**
May 18, 2029		May 23, 2029	
June 20, 2029		June 25, 2029	
July 18, 2029	*	July 23, 2029	**
August 20, 2029		August 23, 2029	
September 19, 2029		September 24, 2029	
October 18, 2029 (the Final Valuation Date)		October 23, 2029 (the Maturity Date)	

* These dates are also Call Observation Dates.

** These dates are also Call Payment Dates.

Contingent Coupon:	***If the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on an Observation Date,*** you will receive the Contingent Coupon of $7.70833 per $1,000 Principal Amount on the applicable Coupon Payment Date.
	If the Official Closing Price of any Underlying is less than its Coupon Trigger on an Observation Date, the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date.
	If the Official Closing Price of at least one Underlying is less than its Coupon Trigger on each Observation Date, you will not receive any Contingent Coupon during the term of the Notes, thus no positive return on the Notes.
Contingent Coupon Rate:	0.770833% per month (equivalent to 9.25% per annum)
Coupon Trigger:	$176.25 with respect to AAPL, $141.7425 with respect to AMZN, $165.525 with respect to TSLA, $103.50 with respect to NVDA and $432.3525 with respect to META, each of which is 75.00% of its Initial Value.
Call Feature:	If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Call Threshold:	With respect to each Underlying, 100.00% of its Initial Value.
Call Observation Dates:	The applicable Observation Dates on or after October 20, 2025, as indicated in the table above.
Call Payment Dates:	The applicable Coupon Payment Dates on or after October 23, 2025, as indicated in the table above.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

■ **If the Reference Return of the Least Performing Underlying is greater than or equal to**

-25.00%:

$1,000 + final Contingent Coupon.

■ **If the Reference Return of the Least Performing Underlying is less than -25.00%**:

$1,000 (return of Principal Amount)

Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Initial Value:	$235.00 with respect to AAPL, $188.99 with respect to AMZN, $220.70 with respect to TSLA, $138.00 with respect to NVDA and $576.47 with respect to META, each of which was its Official Closing Price on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
CUSIP/ISIN:	40447BMX7 / US40447BMX72
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024, and the Stock-Linked Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025892/tm244959d5_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Contingent Coupon

We will pay a monthly Contingent Coupon on a Coupon Payment Date if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Contingent Coupon Rate is 9.25% per annum (or $7.70833 per $1,000 Principal Amount per month, if payable).

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -25.00%**:
  $1,000 + final Contingent Coupon

■ **If the Reference Return of the Least Performing Underlying is less than -25.00%**:
  $1,000 (return of Principal Amount)

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

- You believe that the Official Closing Price of each Underlying will be equal to or greater than its Coupon Trigger on most or all of the Observation Dates.

- You seek a monthly Contingent Coupon, based on the performance of the Underlyings, that will be payable at the Contingent Coupon Rate of 9.25% per annum if the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Observation Date.

- You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

- You do not seek an investment that provides an opportunity to participate in the appreciation of any Underlyings.

- You are willing to hold the Notes, which will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

- You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the Underlyings.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Official Closing Price of at least one Underlying will be less than its Coupon Trigger on most or all of the Observation Dates.

- You believe that the Contingent Coupon, if any, will not provide you with your desired return.

- You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

- You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

- You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

- You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of any Underlying on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date. If on each of the Observation Dates, the Official Closing Price of any Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 plus any Contingent Coupons, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. If the Notes are not called, even if the value of each Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on an Observation Date but then decreases on such Observation Date to a value that is less than its Coupon Trigger, the Contingent Coupon will not be payable for the relevant monthly period. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Observation Dates, whether the Notes will be called and whether each Contingent Coupon will be payable will be based solely on the Official Closing Prices of the Underlyings on the applicable Observation Dates.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that one of the Underlyings will close below its respective Coupon Trigger on any Observation Date (including the Final Valuation Date) than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

Higher Contingent Coupon Rates or lowest Coupon Triggers are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of non-payment of Contingent Coupons .

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Coupon Trigger on an Observation Date, indicating a higher expected risk of non-payment of Contingent Coupons. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased of risk of non-payment of Contingent Coupons. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in non-payment Contingent Coupons over the term of the Notes.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Price of an Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of any Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Value of each Underlying:	$100.00
▶	Hypothetical Call Threshold of each Underlying:	$100.00 (100.00% the Initial Value)
▶	Hypothetical Coupon Trigger of each Underlying:	$75.00 (75.00% the Initial Value)
▶	Contingent Coupon Rate:	9.25% per annum (0.770833% for each month in which it is payable). If the Official Closing Price of each Underlying on every Observation Date is greater than or equal to its Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $462.50 per $1,000 Principal Amount of the Notes.

The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying is set forth on page PS-3 of this document..

Summary of the Examples

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date	
	Example 1	Example 2	Example 3
Initial Value of each Underlying	$100.00	$100.00	$100.00
Call Threshold of each Underlying	$100.00	$100.00	$100.00
Coupon Trigger of each Underlying	$75.00	$75.00	$75.00
Observation Dates	**Official Closing Price / Percentage Change of the Least Performing Underlying**		
1st Observation Date to the 11th Observation Date	Various above $75.00 / -25.00% Contingent Coupons: 11 x $7.70833 = $84.79163	Various above $75.00 / -25.00% Contingent Coupons: 11 x $7.70833 = $84.79163	Various below $75.00 / -25.00% Contingent Coupons: $0
12th Observation Date (1st Call Observation Date)	$120.00 / 20.00% Contingent Coupon: 1 x $7.70833 = $7.70833	$90.00 / -10.00% Contingent Coupon: 1 x $7.70833 = $7.70833	$63.00 / -37.00% Contingent Coupons: $0
13th Observation Date to the 59th Observation Date (including 2nd Call Observation Date to 16h Call Observation Date)	N/A	Various below $75.00 / -25.00% Contingent Coupons $0	Various below $75.00 / -25.00% Contingent Coupons $0
Final Valuation Date	N/A	$90.00 / -10.00% Contingent Coupon: 1 x $7.70833 = $7.70833	$51.50 / -48.50% Contingent Coupons: $0.00
Contingent Coupon Payment Amounts Prior to Maturity or Call	11 x $7.70833 = $84.79163	12 x $7.70833 = $92.50	$0
Payment if Notes are Called	$1,007.70833	N/A	N/A
Payment at Maturity	N/A	$1,007.70833	$1,000.00
Return of the Notes	9.25%	10.020833%	0.00%

Example 1—The Official Closing Price of each Underlying on the first Call Observation Date is greater than or equal to its Call Threshold.

Underlying	Initial Value	Official Closing Price
AAPL	$100.00	$125.00 (125.00% of Initial Value)
AMZN	$100.00	$120.00 (120.00% of Initial Value)
TSLA	$100.00	$129.00 (129.00% of Initial Value)
NVDA	$100.00	$130.00 (130.00% of Initial Value)
META	$100.00	$140.00 (140.00% of Initial Value)

Payment Upon a Call:	**$1,007.70833**

Because the Official Closing Price of each Underlying on the 12th Observation Date (which is also the first Call Observation Date) is at or above its Call Threshold, the Notes will be called and you will receive $1,007.70833 per Note, reflecting the Principal Amount plus the applicable Contingent Coupon. When added to the Contingent Coupon payments of $84.79163 received in respect of the previous Observation Dates, we will have paid you a total of $1,092.50 per Note, resulting in a 9.25% return on the Notes. No extra payment will be made on account of each Underlying closing above its respective Initial Value.

Example 2—The Notes are not called, the Final Value of the Least Performing Underlying is greater than or equal to its Coupon Trigger, and each Underlying closed at or above its Coupon Trigger (but below its Call Threshold) on 12 Observation Dates prior to the Final Valuation Date.

Underlying	Initial Value	Final Value
AAPL	$100.00	$125.00 (125.00% of Initial Value)
AMZN	$100.00	$90.00 (90.00% of Initial Value)
TSLA	$100.00	$130.00 (130.00% of Initial Value)
NVDA	$100.00	$130.00 (130.00% of Initial Value)
META	$100.00	$140.00 (140.00% of Initial Value)

AMZN is the Least Performing Underlying

Reference Return of the Least Performing Underlying:	-10.00%
Payment at Maturity:	**$1,007.70833**

Because the Final Value of the Least Performing Underlying is greater than or equal to its Coupon Trigger, you will receive $1,007.70833 per Note, reflecting the Principal Amount plus the final Contingent Coupon.

When added to the Contingent Coupon payments of $92.50 received in respect of the previous Observation Dates, we will have paid you a total of $1,100.20833 per Note, resulting in a 10.020833% return on the Notes.

Example 3— The Notes are not called, the Final Value of the Least Performing Underlying is less than its Coupon Triger, and the Underlyings closed below their respective Coupon Triggers on each of the Observation Dates prior to maturity.

Underlying		Initial Value		Final Value
AAPL		$100.00		$115.00 (115.00% of Initial Value)
AMZN		$100.00		$51.50 (51.50% of Initial Value)
TSLA		$100.00		$110.00 (110.00% of Initial Value)
NVDA		$100.00		$130.00 (130.00% of Initial Value)
META		$100.00		$140.00 (140.00% of Initial Value)

AMZN is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-48.50%
Payment at Maturity:	**$1,000.00**

Because the Final Value of the Least Performing Underlying is less than its Coupon Trigger, you will receive $1,000 per $1,000 Principal Amount (a return of Principal Amount)

Final Settlement Value = $1,000.00

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Coupon Trigger, you will received your Principal Amount at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of AAPL

Apple Inc. designs, manufactures, and markets smartphones, personal computers, tablets, wearables and accessories, and sells a variety of related accessories. The company also offers payment, digital content, cloud and advertising services. The company's customers are primarily in consumer, small & mid-sized business, education, enterprise and government markets worldwide. Shares of the AAPL trade and are listed on the Nasdaq under the symbol "AAPL."

Information filed by the company with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of AAPL

The following graph sets forth the historical performance of AAPL based on the daily historical closing values from October 18, 2014 through October 18, 2024. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of AAPL should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of AAPL on any Observation Date, including the Final Valuation Date.

Description of AMZN

Amazon.com, Inc. is an online retailer that offers a range of products, including: books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, web-based credit card payment, and direct shipping to customers. Shares of the AMZN trade and are listed on the Nasdaq under the symbol "AMZN."

Information filed by the company with the SEC under the Exchange Act can be located on the SEC website (https://www.sec.gov).

Historical Performance of AMZN

The following graph sets forth the historical performance of AMZN based on the daily historical closing values from October 18, 2014 through October 18, 2024. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of AMZN should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of AMZN on any Observation Date, including the Final Valuation Date.

Description of TSLA

Tesla, Inc. operates as a multinational automotive and clean energy company. The Company designs and manufactures electric vehicles, battery energy storage from home to grid-scale, solar panels and solar roof tiles, and related products and services. The Company owns its sales and service network and sells electric power train components to other automobile manufacturers. Shares of the TSLA trade and are listed on the NASDAQ under the symbol "TSLA."

Information filed by the company with the SEC under the Exchange Act can be located on the SEC website (https://www.sec.gov).

Historical Performance of TSLA

The following graph sets forth the historical performance of TSLA based on the daily historical closing values from October 18, 2014 through October 18, 2024. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of TSLA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of TSLA on any Observation Date, including the Final Valuation Date.

Description of NVDA

NVIDIA Corporation designs, develops, and markets three dimensional (3D) graphics processors and related software. The company's products provide interactive 3D graphics to the mainstream personal computer market. Shares of the NVDA trade and are listed on the Nasdaq under the symbol "NVDA."

Information filed by the company with the SEC under the Exchange Act can be located on the SEC website (https://www.sec.gov).

Historical Performance of NVDA

The following graph sets forth the historical performance of NVDA based on the daily historical closing values from October 18, 2014 through October 18, 2024. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of NVDA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of NVDA on any Observation Date, including the Final Valuation Date.

Description of META

Meta Platforms, Inc. operates as a social technology company. The company builds applications and technologies that help people connect, find communities, and grow businesses. It is also involved in advertisements, augmented, and virtual reality. Shares of the META trade and are listed on the Nasdaq under the symbol "META."

Information filed by the company with the SEC under the Exchange Act can be located on the SEC website (https://www.sec.gov).

Historical Performance of META

The following graph sets forth the historical performance of META based on the daily historical closing values from October 18, 2014 through October 18, 2024. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of META should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of META on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of any Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.125% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise.

Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes," we have determined that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 3.70% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the comparable yield, we have determined that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,181.94 at maturity (the "Projected Payment").

Accordingly, U.S. holders will generally accrue OID in respect of the Notes at a rate equal to the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any Contingent Coupons on the Notes, as set forth below. The daily portions of interest for a Note are determined by allocating to each day in an accrual period the ratable portion of interest on the Note that accrues in the accrual period. The amount of interest on the Note that accrues in an accrual period is the product of the comparable yield on the Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Note at the beginning of the accrual period. The adjusted issue price of a Note at the beginning of the first accrual period will equal its issue price. The issue price of each Note in an issue of Notes is the first price at which a substantial amount of those Notes has been sold (including any premium paid for those Notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). For any subsequent accrual period, the adjusted issue price will be (1) the sum of the issue price of the Note and any interest previously accrued on the Note by a U.S. holder (without regard to any positive or negative adjustments, described below) minus (2) the amount of any projected payments on the Note for previous accrual periods. A U.S. holder of a Note generally will be required to include in income OID in excess of actual cash payments received for certain taxable years. Information returns indicating the amount of OID accrued on Notes held by persons of record other than corporations and certain other "exempt recipients" will be filed with the Internal Revenue Service and sent to such record holder.

A U.S. holder will be required to recognize interest income equal to the amount of any positive adjustment for a Note for the taxable year in which a contingent payment is paid (including a payment of interest at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. holder also will be required to account for any "negative adjustment" for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the Note that a U.S. holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the Note over (B) the total amount of the U.S. holder's net negative adjustments treated as ordinary loss on the Note in prior taxable years. A net negative adjustment is not subject to the limitations imposed on miscellaneous deductions. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the Note or to reduce the amount realized on a sale, exchange, call or retirement of the Note and, in the case of a payment at maturity, should result in a capital loss. The deductibility of capital losses by a U.S. holder is subject to limitations.

Based upon the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2024	$6.77
2025	$36.39
2026	$36.39
2027	$36.39
2028	$36.39
2029	$29.61

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 9th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule provided herein is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Upon a sale, exchange, call or retirement of a Note prior to maturity, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder's tax basis in the Note. A U.S. holder generally will treat any gain as ordinary interest income, and any loss as ordinary loss up to the amount of previously accrued OID and then as capital loss.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and consult your tax advisor regarding the possible consequences to you if any Underlying is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.

TABLE OF CONTENTS

You should only rely on the information contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$540,000 Autocallable Contingent Income Notes Linked to the Least Performing of the Equity Securities of Apple Inc., Amazon.com, Inc., Tesla, Inc., NVIDIA Corporation and Meta Platforms, Inc.

October 18, 2024

Pricing Supplement